UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

September 16, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Actions toward Integration by Merger, etc. between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that it has determined, at its meeting of the board of directors held today, to achieve the goal of an integration by merger, etc. between Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), each a wholly-owned subsidiary of MHFG, by around the end of the first half of fiscal year 2013, and to proceed with further consideration and preparations of the details for actions toward such integration.

With reference to MHBK and MHCB, MHFG announced in the “Actions to Restore Customer Confidence,” dated May 23, 2011, that MHFG had decided to “substantively transform into ‘one bank,’ and consider integration by merger, etc., in the future.” In order to realize the integration between the two banks by merger, etc., MHFG has determined this time to proceed with consideration and preparation for actions regarding the specific method of integration and the detailed schedule, etc.

MHFG aims to realize optimization for the entire group, to invigorate the organization, to improve group management efficiency through the integration between MHBK and MHCB by merger, etc. and to further enhance the “group collective capabilities” by integrating group-wide business operations and optimizing management resources, such as workforce and branch network.

In addition to the integration between MHBK and MHCB by merger, etc., MHFG will consider the possibility of an integration including Mizuho Trust & Banking Co., Ltd. (President & CEO: Takashi Nonaka).

MHFG will announce the details later as soon as decided.

END OF DOCUMENT

Contact:	Mizuho Financial Group, Inc. Corporate Communications Public Relations Office Tel: 81-3-5224-2026